Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

HEALTH FITNESS CORPORATION

at
$8.78 Per Share
by

TRUSTCO MINNESOTA, INC.

a wholly owned subsidiary
of

TRUSTCO HOLDINGS, INC.

an indirect wholly owned subsidiary
of

TRUSTMARK MUTUAL HOLDING COMPANY

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 24, 2010, UNLESS THE OFFER IS EXTENDED.

Trustco Minnesota, Inc., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company (“Trustmark”), is offering to purchase (the “Offer”) all outstanding shares of common stock of Health Fitness Corporation, a Minnesota corporation (the “Company”), par value $0.01 per share (the “Shares”), at a price of $8.78 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 20, 2010 (the “Merger Agreement”), by and among Parent, the Purchaser, and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described below), together with all Shares, if any, then owned by Parent or any of its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined below)). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Board of Directors of the Company (the “Company Board”) and a committee of disinterested directors of the Company Board have each unanimously (i) determined and declared that the Offer, the merger of the Purchaser with and into the Company with the Company surviving as the wholly owned subsidiary of Parent (the “Merger”) and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its shareholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) recommended that the Company’s shareholders tender their shares of common stock in the Offer.

IMPORTANT

Any shareholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a manually signed facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below) together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (iii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such institution if such shareholder wishes to tender its Shares.

Any shareholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the expiration time of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below) or the Dealer Manager (as defined below) at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below) and other related materials may also be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:

January 26, 2010

SUMMARY TERM SHEET

Trustco Minnesota, Inc., a wholly owned subsidiary of Trustco Holdings, Inc., an indirect wholly owned subsidiary of Trustmark, is offering to purchase all of the outstanding Shares for $8.78 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are answers to some of the questions you, as a shareholder of the Company, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

We are Trustco Minnesota, Inc., a Minnesota corporation formed for the purpose of making this Offer. We are a wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning the Purchaser, Parent and Trustmark.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $8.78 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such institution tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Insurance company subsidiaries of Trustmark will loan or dividend cash to the Purchaser and Parent, and Trustmark Group, Inc., a Delaware corporation and immediate parent entity of Parent (“TGI”), will contribute cash to the Purchaser and Parent, together in a sufficient amount to purchase all Shares validly tendered in the Offer and not validly withdrawn and to fund our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not subject to a financing condition. Insurance company subsidiaries of Trustmark intend to provide us and Parent with the necessary funds from cash on hand, the liquidation of general account portfolio investments and an advance available to one of our insurance company subsidiaries as a member of the Federal Home Loan Bank of Chicago. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	in light of the financial capacity of the insurance company subsidiaries of Trustmark and TGI in relation to the amount of consideration payable in the Offer, we will have sufficient funds or other sources of funding immediately available to purchase all Shares validly tendered in the Offer and not validly withdrawn;

•	the Offer is not subject to a financing condition; and

•	if we complete the Offer, we expect to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Wednesday, February 24, 2010, to tender your Shares in the Offer. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•	We may, without the Company’s consent, extend the Offer on one or more occasions for any period of up to 20 business days per extension, if at any then-scheduled expiration of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered in the Offer is not satisfied or waived.

•	If requested in writing by the Company prior to the scheduled expiration date, we must extend the Offer on one or more occasions for any period of up to 20 business days per extension, if at any then scheduled expiration of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered in the Offer is not satisfied or waived.

•	We must extend the Offer for any period or periods required by any applicable rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) (or its staff).

•	We will not, however, be required to extend the Offer beyond the date that is 150 calendar days after commencement of the Offer (the “Outside Date”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and rights to extend the Offer.

Will you provide a subsequent offering period?

We may, in our sole discretion, provide for one or more subsequent offering periods (as described in Section 1 — “Terms of the Offer”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) following our acceptance of the Shares in the Offer. During any subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $8.78 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Wells Fargo Shareowner Services, the Depositary for the Offer (the “Depositary”), of the extension, and we will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things,

•	satisfaction of the Minimum Condition, and

•	the expiration or termination of any applicable waiting period under the HSR Act.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described above), together with all Shares, if any, then owned by Parent or any of its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined in Section 11 — “The Merger Agreement”)).

The Offer is also subject to other conditions. We cannot waive the Minimum Condition without the prior written approval of the Company. However, we can waive any other conditions in our sole discretion without the Company’s consent, subject to applicable rules and regulations of the SEC. See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares in your own name, you may complete and sign a Letter of Transmittal and deliver it along with your stock certificates for all of your Shares to the Depositary, along with any other required documents, prior to the Expiration Time (as defined below) (or the expiration of a Subsequent Offering Period, if provided).

Financial institutions that are participants in the system of The Depository Trust Company (the “Book-Entry Transfer Facility”) may tender their Shares by book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer, and deliver an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and any other required documents, prior to the Expiration Time (or the expiration of a Subsequent Offering Period, if provided).

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact them if you desire to tender your shares.

If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an Eligible Institution (as defined below) guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three New York Stock Exchange (“NYSE”) trading days after the expiration of the Offer.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by March 27, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that institution to arrange for the withdrawal of your Shares and such institution must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4 — “Withdrawal Rights.”

What does the Company Board think of the Offer?

The Company Board and a committee of disinterested directors of the Company Board have each unanimously (i) determined and declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its shareholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) recommended that the Company’s shareholders tender their shares of common stock in the Offer.

A description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s shareholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the Offer is completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, the Company will no longer be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NYSE Amex or other securities exchanges, there may not be an active public trading market for the Shares, and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into the Company. If that Merger takes place, all remaining shareholders of the Company (other than us, Parent, the Company and any shareholders exercising their dissenters’ rights under Sections 302A.471 and 302A.473 of the Business Corporation Act of the State of Minnesota (the “MBCA”)) will receive $8.78 per Share in cash, without interest and less any required withholding taxes, and the Company will become a wholly owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount equal to the Offer Price (as defined below) payable in cash, without interest and less any required withholding taxes. Unless you validly exercise your dissenters’ rights under Sections 302A.471 and 302A.473 of the MBCA, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. If you do validly exercise your dissenters’ rights, then you may receive the judicially determined fair value of your Shares, plus interest, less any required withholding taxes, in cash.

Therefore, if the Merger takes place, and you do not validly exercise your dissenters’ rights under Sections 302A.471 and 302A.473 of the MBCA, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase the Shares that are tendered, but the Merger does not occur, you will remain a shareholder of the Company. However, there may be so few remaining shareholders and publicly traded Shares that the Shares will no longer be eligible to be traded through the NYSE Amex or other securities exchanges and there may not be an active public trading market for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On January 20, 2010, the last trading day prior to the announcement of the execution of the Merger Agreement, the closing sale price of the Company’s common stock reported on the NYSE Amex was $7.20 per Share. On January 25, 2010, the last trading day before we commenced the Offer, the last sale price of the Company’s common stock reported on the NYSE Amex was $8.73 per Share. We encourage you to obtain a recent quotation for the Shares when deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on the exchange of Shares for cash pursuant to the Offer or to the Merger, in an amount equal to the difference between the U.S. dollar amount received and your adjusted tax basis in the Shares. If you are a non-corporate U.S. Holder (as defined under Section 5 — “Certain U.S. Federal Income Tax Consequences”) who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. federal income tax at a reduced rate. Special rules will apply to you if you are not a U.S. person for federal income tax purposes. See Section 5 — “Certain U.S. Federal Income Tax Consequences.”

We urge you to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws).

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 509-1038 (toll-free) or JMP Securities at (877) JMP-3900 (toll-free). Georgeson Inc. is acting as the information agent (the “Information Agent”) and JMP Securities is acting as the dealer manager (the “Dealer Manager”) for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of the Company:

INTRODUCTION

Trustco Minnesota, Inc., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company (“Trustmark”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Health Fitness Corporation, a Minnesota corporation (the “Company”), at a price of $8.78 per Share in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 20, 2010 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer is not subject to a financing condition.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described above), together with all Shares, if any, then owned by Parent or any of its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined in Section 11 — “The Merger Agreement”)).

The Offer is also subject to the other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Company has advised Parent that, as of January 25, 2010, 10,210,315 Shares were issued and outstanding (including 334,012 Shares of Unvested Restricted Stock (as defined below)), 1,018,050 Shares were reserved for issuance pursuant to stock options granted and outstanding under the Company’s equity plans and 778,515 Shares were reserved for issuance pursuant to outstanding warrants to purchase Shares (“Company Warrants”).

The Merger Agreement is more fully described in Section 11 — “The Merger Agreement.”

Tendering shareholders who are record owners of their Shares and tender directly to Wells Fargo Shareowner Services, the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board and a committee of disinterested directors of the Company Board have each unanimously (i) determined and declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its shareholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) recommended that the Company’s shareholders tender their shares of common stock in the Offer.

A description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s shareholders together with this Offer to Purchase (the “Schedule 14D-9”).

The Merger Agreement provides that, subject to the conditions described in Section 11 — “The Merger Agreement,” the Purchaser will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned directly or indirectly by the Company, Parent or the Purchaser, or any of their respective subsidiaries, which will be canceled and will cease to exist, and (ii) Shares owned by the Company’s shareholders who perfect their dissenters’ rights under the MBCA) will be converted into the right to receive $8.78 in cash, without interest and less any required withholding taxes.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. The Company has agreed, if necessary under applicable law to complete the Merger, to prepare and file with the SEC a preliminary proxy statement as promptly as reasonably practicable after the first time that the Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), to use reasonable best efforts to clear the preliminary proxy statement with the SEC as promptly as practicable after such filing, and to mail the proxy statement to the Company’s shareholders as promptly as practicable after it has been cleared with the SEC. Additionally, if necessary under applicable law to complete the Merger, the Company has agreed to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable after the clearance of the proxy statement by the SEC for the purpose of seeking to obtain shareholder adoption and approval of the Merger Agreement and the Merger. Parent and the Purchaser have agreed to vote all of the Shares then owned of record by them or any of their subsidiaries in favor of the adoption of the Merger Agreement and approval of the Merger. If the Minimum Condition and the other conditions to the Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer (together with the Minimum Condition, the “Offer Conditions”) are satisfied or duly waived and the Offer is completed, Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. See Section 11 — “The Merger Agreement.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn as described under Section 4 — “Withdrawal Rights.” The expiration time of the Offer (the “Expiration Time”) is 12:00 midnight, New York City time, on Wednesday, February 24, 2010, unless the Purchaser, in accordance with the Merger Agreement, extends the Offer, in which event the expiration time of the Offer means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period under the HSR Act. The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described above), together with all Shares, if any, then owned by Parent or its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined in Section 11 — “The Merger Agreement”)).

The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.” The Offer is not subject to a financing condition.

The Merger Agreement provides that the Purchaser may extend the Offer, and that the Company may require the Purchaser to extend the Offer, for one or more additional consecutive periods of up to 20 business days per extension (the specific number of business days to be determined by Parent), if at any then scheduled expiration of the Offer any of the Offer Conditions have not been satisfied or waived, so long as the Merger Agreement has not been terminated in accordance with its terms. In addition, we must extend the Offer for any period or periods required by any applicable rule, regulation, interpretation or position of the SEC (or its staff). The Purchaser will not, however, be required to extend the Offer beyond the Outside Date.

The Merger Agreement further provides that the Purchaser may, in its sole discretion, provide one or more subsequent offering periods (each, a “Subsequent Offering Period”) after the expiration of the Offer, in accordance with Rule 14d-11 under the Exchange Act, if, as of the commencement of each such Subsequent Offering Period, there has not been validly tendered and not withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Shares necessary to permit the Merger to be effected without approval of the shareholders of the Company, in accordance with Section 302A.621 of the MBCA. Any Subsequent Offering Period must be at least three business days in length.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw that shareholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 27, 2010. If the initial offering period has expired and the Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such

Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and the Purchaser expressly reserve the right (in their sole discretion) to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. However, unless otherwise provided by the Merger Agreement or as previously approved in writing by the Company, the Purchaser may not (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) reduce the number of Shares to be purchased in the Offer, (iv) waive or change the Minimum Condition, (v) add to the Offer Conditions or modify them in a manner adverse to the holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) modify any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or (viii) abandon or terminate the Offer, except as permitted by the Merger Agreement.

The rights of the Purchaser described in the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering shareholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material Offer Condition, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) or 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of such information to shareholders.

The Company has provided the Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, purchase and promptly pay for all Shares validly tendered prior to the expiration time of the Offer and not validly withdrawn prior to such expiration time. If the Purchaser provides a Subsequent Offering Period, the Purchaser will accept for payment and promptly pay for all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1 — “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights as described below under Section 4  — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing such tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration time of the Offer (except with respect to any Subsequent Offering Period, if provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, with respect to any Shares delivered through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time (or the expiration of a Subsequent Offering Period, if provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box titled “Special Delivery Instructions” or the box titled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the expiration time of the Offer, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by the Purchaser, is received prior to the expiration time of the Offer by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole and absolute discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, Trustmark, Parent, the Company, the Depositary, Georgeson Inc. (the “Information Agent”), JMP Securities (the “Dealer Manager”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment.  By executing the Letter of Transmittal, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares,

•	all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked,

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective), and

•	the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies for any meeting of the Company’s shareholders.

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 27, 2010.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded.  Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and

Tendering Shares” at any time prior to the expiration time of the Offer or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger to shareholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular shareholder. This summary does not address tax considerations applicable to shareholders that may be subject to special tax rules including, without limitation, the following: (a) persons that are subject to special expatriation rules; (b) financial institutions; (c) insurance companies; (d) dealers or traders in securities or currencies or notional principal contracts; (e) tax-exempt entities; (f) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (g) shareholders subject to the alternative minimum tax; (h) regulated investment companies; (i) real estate investment trusts; (j) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (k) persons that have a “functional currency” other than the U.S. dollar; and (l) shareholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. Federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes). If such a partnership or other entity holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. You should consult your own tax advisors as to the particular tax consequences to you of the Offer and the Merger, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders.  The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference between the U.S. dollar amount received and your adjusted tax basis in the Shares. Gain or loss will generally be calculated separately for each block of Shares tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares exceeds one year at the time of disposition pursuant to the Offer or Merger, as the case may be. If you are a non-corporate shareholder, any long-term capital gain will generally be subject to U.S. federal income tax at a reduced rate of 15%. In the case of Shares that have been held for one year or less, such capital gains generally will be subject to tax at ordinary income rates. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders.  Payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

•	you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied; or

•	the gain with respect to the Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States).

If the first exception applies, you generally will be subject to tax at a rate of 30% on the amount by which your U.S.-source gains from sales or exchanges of capital assets exceed your U.S.-source losses from such sales or exchanges. If the second exception applies, you will generally be required to pay United States federal income tax on the net gain derived from the disposition in the same manner as U.S. Holders, as described above. In addition, if you are a corporation, you may be subject to a 30% branch profits tax (or lower applicable treaty rate) on your effectively connected earnings and profits attributable to such gain. If you are eligible for the benefits of a tax treaty between the United States and your country of residence, gain recognized on the disposition of Shares pursuant to the Offer or the Merger will be subject to United States federal income tax in the manner specified by the treaty.

Backup Withholding.  All payments to which you would be entitled pursuant to the Offer or the Merger will be subject to backup withholding at a rate of 28%, unless you (i) are a corporation, a Non-U.S. Holder or another exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.	Price Range of Shares; Dividends.

The Shares trade on the NYSE Amex under the symbol “FIT.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NYSE Amex, based on published financial sources. Historical prices have been adjusted for the one-for-two reverse stock split completed on October 6, 2008.

	High	Low

2008
First Quarter	5.40	3.90
Second Quarter	4.80	3.22
Third Quarter	3.60	2.22
Fourth Quarter	3.10	2.00
2009
First Quarter	2.35	1.55
Second Quarter	6.94	2.10
Third Quarter	8.87	4.14
Fourth Quarter	7.70	5.25
2010
First Quarter (through January 25, 2010)	8.83	6.90

On January 20, 2010, the last trading day prior to the announcement of the execution of the Merger Agreement, the closing sale price of the Company’s common stock reported on the NYSE Amex was $7.20 per Share. On January 25, 2010, the last full day of trading before the commencement of the Offer, the last sale price per Share reported on the NYSE Amex was $8.73.

The Company has never declared or paid any cash dividend on the Shares.

Shareholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning the Company.

General.  The Company is a Minnesota corporation with its principal executive offices located at 1650 West 82nd Street, Suite 1100, Bloomington, Minnesota 55431. The telephone number for the Company is (952) 831-6830. The following description of the Company and its business is qualified in its entirety by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as may be amended. The Company is a leading provider of population health improvement services and programs to corporations, hospitals, communities and universities located in the United States and Canada. As of December 31, 2009, the Company managed 202 corporate fitness center sites, 173 corporate health management sites and 84 unstaffed health management programs.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Although the Purchaser has no knowledge that any information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates is untrue, such information was prepared by the Company and the Purchaser was not involved in the preparation of any such information.

8.	Certain Information Concerning the Purchaser, Parent and Trustmark.

General.  The Purchaser is a Minnesota corporation with its principal executive offices located at 400 Field Drive, Lake Forest, Illinois 60045. The telephone number of the Purchaser is (847) 615-1500. The Purchaser is a direct wholly owned subsidiary of Parent. The Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and has not engaged, and does not expect to engage, in any other business activities.

Parent is a Delaware corporation, with its principal executive offices located at 400 Field Drive, Lake Forest, Illinois 60045. The telephone number of Parent is (847) 615-1500. Parent is a holding company for Trustmark’s non-insurance company subsidiaries.

Trustmark is an Illinois mutual insurance holding company with its principal executive offices located at 400 Field Drive, Lake Forest, Illinois 60045. The telephone number of Trustmark is (847) 615-1500. Trustmark and its subsidiaries provide access to a full spectrum of flexible employee benefit solutions, such as benefits administration, group health insurance, healthcare management programs and voluntary benefit products including life, critical illness, accident and disability insurance.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director of the Purchaser, Parent and Trustmark and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of the Purchaser, Parent and Trustmark and certain other information are set forth in Schedule I hereto.

None of the Purchaser, Parent or Trustmark or, to the best knowledge of the Purchaser, Parent or Trustmark, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of the Purchaser, Parent or Trustmark or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares, and none of the Purchaser, Parent or Trustmark, any of their affiliates or, to the best knowledge of the Purchaser, Parent or Trustmark, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Purchaser, Parent or Trustmark or, to the best knowledge of the Purchaser, Parent or Trustmark, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

None of the Purchaser, Parent or Trustmark or, to the best knowledge of the Purchaser, Parent or Trustmark, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between Trustmark or any of its subsidiaries or, to the best knowledge of Trustmark, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the Purchaser, Parent or Trustmark or any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Purchaser, Parent or Trustmark or any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, the Purchaser, Parent and Trustmark filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Schedule TO and the exhibits thereto are also available to the public on the SEC’s internet site (http://www.sec.gov).

9.	Source and Amount of Funds.

The Offer is not subject to a financing condition. Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and complete the Merger is approximately $99.4 million, including related transaction fees and expenses.

Insurance company subsidiaries of Trustmark will loan or dividend cash to the Purchaser and Parent, and Trustmark Group, Inc. (“TGI”), a Delaware corporation, wholly-owned subsidiary of Trustmark and immediate parent entity of Parent, will contribute cash to the Purchaser and Parent, together in a sufficient amount to complete the purchase of Shares in the Offer and the Merger and the other transactions described above. Trustmark Insurance Company (“TIC”), an insurance company subsidiary of Trustmark, will fund a portion of its dividend and loan through a drawdown of an advance available to TIC as a member of the Federal Home Loan Bank of Chicago (“FHLBC”), as described in more detail below.

FHLBC Facility.  As a member of the FHLBC, TIC is entitled to participate in the FHLBC’s credit programs under the terms of an Advances, Collateral Pledge and Security Agreement dated April 23, 2008 (the “Advances Agreement”) and the FHLBC’s credit policy. TIC has a line of credit with FHLBC, pursuant to which it can request short- and long-term advances from the FHLBC (the “FHLBC Facility”). TIC intends to obtain fixed rate advances in an aggregate amount of $40 million from the FHLBC, with maturities ranging from three to five years. The interest rate for advances is not determined until the time the request is made with the FHLBC, and fluctuates based on the current market and funding rates for FHLBC notes. On January 25, 2010, the interest rates applicable to a three-year fixed rate advance, a four-year fixed rate advance and a five-year fixed rate advance were 1.94%, 2.48% and 2.95%, respectively. TIC’s outstanding advances under the FHLBC Facility may not at any time exceed 20 times the amount of TIC’s holdings of FHLBC capital stock. The advance must also be fully collateralized by assets that comply with FHLBC collateral eligibility requirements. Securities issued or guaranteed by the United States Treasury or agencies of the United States government, including mortgage-backed securities issued by an agency of the United States government, among other assets, comply with FHLBC collateral eligibility requirements. TIC holds in excess of $100 million of such qualifying collateral as of January 25, 2010.

TIC expects to service the interest on the advance through revenues generated by TIC’s operations and, if necessary, through the liquidation of general account portfolio investments. TIC expects to repay the principal amount through the issuance of additional debt or through the liquidation of general account portfolio investments of TIC.

The foregoing description of the FHLBC Facility is qualified in its entirety by reference to the complete terms and conditions of the Advances Agreement and the FHLBC Member Products and Credit Policy relating thereto, copies of which are filed as Exhibits (b)(1) and (b)(2), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser with the SEC in connection with the Offer.

If, for whatever reason, the FHLBC refuses TIC’s request for an advance, TIC will liquidate general account portfolio investments in an aggregate amount of $40 million.

The Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	in light of the financial capacity of the insurance company subsidiaries of Trustmark and TGI in relation to the amount of consideration payable in the Offer, the Purchaser, through such entities, will have sufficient funds or other sources of funding immediately available to purchase all Shares validly tendered in the Offer and not validly withdrawn;

•	the Offer is not subject to a financing condition; and

•	if the Purchaser completes the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following chronology summarizes the key meetings, conversations and events between Trustmark and its representatives and the Company and its representatives that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of Purchaser, Parent, Trustmark, the Company and other parties. For purposes of this Section 10, references to “Trustmark,” unless otherwise specified, are to Trustmark, Parent, Purchaser and each of their respective employees and representatives. Item 4 of the Schedule 14D-9 contains the Company’s description of the key meetings, conversations and events involving the Company and its representatives that led to the signing of the Merger Agreement.

As part of its normal strategic planning process, Trustmark from time to time evaluates opportunities to expand its business and product and service offerings through acquisitions. In connection with this process, Trustmark identified the Company as presenting a strategic opportunity for Trustmark to expand the breadth of its service offerings and capabilities in the health improvement and management areas. On September 22, 2009, representatives of Trustmark contacted an investment banker from Greene Holcomb & Fisher LLC (“GHF”), which they understood had represented the Company in the past, to set up an introductory conference call to discuss Trustmark’s interest in pursuing acquisitions in the health improvement and management areas. On October 8, 2009, representatives of Trustmark had a conference call with the same investment banker to discuss companies that might be of interest to Trustmark, including the Company. Subsequent to that call, Trustmark asked the banker to inquire of the Company whether the Company had an interest in evaluating a potential transaction with Trustmark. This inquiry resulted in a request by the Company that Trustmark enter into a confidentiality agreement prior to any discussions between the parties.

On November 9, 2009, the Company and Trustmark entered into a Confidentiality, Non-Disclosure and Non-Solicitation Agreement. On the same day and the following day, conference calls were held between executives of Trustmark and the Company to discuss Trustmark’s preliminary interest in a potential transaction and the scope of initial due diligence that Trustmark desired. The Company’s management (“Company Management”) informed Trustmark that the Company Board had specifically determined that the Company was not for sale and that the Company Board therefore would not consider any proposal that was not sufficiently compelling to avoid having to take the Company to a public auction process.

From November 9, 2009 through November 24, 2009, Trustmark conducted preliminary due diligence on the Company, which included (i) certain management presentations regarding the parties’ respective businesses, (ii) a meeting held at the Company’s office on November 17, 2009 and attended by certain executives of Trustmark and the Company and (iii) access to an electronic data room created by the Company.

Trustmark had been informed by Company Management that, if Trustmark desired to make a proposal to acquire the Company, it should do so by November 24, 2009, as the Company was in the process of evaluating offers from other parties to acquire the Company. Trustmark was also subsequently informed by Company Management that the Finance Committee of the Company Board had planned a meeting for November 20, 2009 and that any information Trustmark could provide before that meeting would be helpful to the Finance Committee. On November 20, 2009, representatives of Trustmark verbally communicated to the Company a preliminary non-binding indication of interest in exploring a potential purchase of the Company for cash at a total equity valuation of $90 million.

On November 20, 2009, Trustmark engaged Sidley Austin LLP (“Sidley Austin”) to serve as its legal counsel in connection with the acquisition and to assist on acquisition-related matters, including due diligence.

On November 20, 2009, the Company informed Trustmark that it had retained GHF, which had provided financial advisory services to the Company in the past and was familiar with the Company and its business, to act as the Company’s financial advisor.

On November 24, 2009, Trustmark sent a preliminary non-binding indication of interest letter to the Company confirming its interest in exploring a potential purchase of the Company for cash at an equity value of $90 million. Trustmark proposed the deal structure reflected by the Offer and the Merger, indicated that it had existing cash resources sufficient to pay the proposed acquisition price, and expected to complete due diligence within 45 to 60 days. This proposal was conditioned upon the completion of due diligence, negotiation of a definitive agreement, and receipt of appropriate governmental and corporate approvals. Trustmark also proposed that its due diligence would be conducted on an exclusive basis.

During November 2009 and through December 15, 2009, Trustmark conducted additional due diligence on the Company.

On December 7, 2009, Trustmark engaged JMP Securities LLC (“JMP”) to serve as its financial advisor in connection with its potential acquisition of the Company.

Between December 2, 2009 and December 15, 2009, representatives of GHF and Company Management held discussions with Trustmark with respect to Trustmark’s indication of interest, due diligence issues, transaction terms and conditions and valuation of the Company. The Company and GHF informed Trustmark that there were other interested parties, and the parties were each asked to provided revised indications of interest no later than December 15, 2009, as the Company Board had a regular meeting scheduled for December 16, 2009. In addition, the Company and GHF communicated to Trustmark that the Company’s Finance Committee had again reiterated that no proposal would be considered unless it was so compelling that the Board could consider such offer without conducting a public auction. Trustmark was also informed that no exclusive due diligence period would be considered unless its proposal met this threshold.

On December 15, 2009, Trustmark sent a letter to the Company setting forth its revised non-binding indication of interest in exploring a potential purchase of the Company for cash at a preliminary equity value of $95 million, with the proposal set to expire at 5:00 p.m. (Central time) on Thursday, December 17, 2009. This proposal included the same terms and conditions (other than price) as Trustmark’s proposal of November 24, 2009, except that Trustmark indicated it would be prepared to complete due diligence and negotiation of a definitive agreement within 15 business days. Trustmark also included a proposed no-shop agreement in the form described below that Trustmark asked the Company to execute.

On December 16 and 17, 2009, GHF and Company Management held additional discussions with representatives from Trustmark. In these conversations, GHF and Company Management urged Trustmark to increase its proposed valuation in order for the Company Board to make a determination of the most compelling offer and the one party with which it would authorize further discussions.

On December 16, 2009, Trustmark sent a letter to the Company setting forth a revised non-binding indication of interest in exploring a potential purchase of the Company at a preliminary equity value of $95.5 million, with the proposal set to expire at 8:00 p.m. (Central time) the same day. This proposal reiterated the same terms, conditions and timeframe as Trustmark’s proposal of December 15, 2009 (except for price). Later that day, following a discussion with Company Management in which Company Management indicated that the Company Board would not be able to meet until the next day, Trustmark sent another letter to the Company extending the expiration of the proposal to 5:00 p.m. (Central time) on Thursday, December 17, 2009.

Following additional discussions with Company Management and GHF in which Trustmark was urged to further increase its proposed valuation in order to distinguish itself from other bidders, on December 17, 2009, Trustmark sent a letter to the Company setting forth a revised non-binding indication of interest in exploring a potential purchase of the Company at a preliminary equity value of $97 million, with the proposal set to expire at 3:00 p.m. (Central time) the same day. This proposal reiterated the same terms, conditions and timeframe as Trustmark’s proposal of December 15, 2009 (except for price).

Later on December 17, 2009, the Company advised Trustmark of its interest in continuing to explore the potential transaction. The Company executed a letter agreement with Parent (the “No-Shop Agreement”), as requested by Trustmark, which provided, among other things, that the Company and its representatives would not, until 11:59 p.m. on January 12, 2010, directly or indirectly, solicit any acquisition proposal, participate or engage in discussions or negotiations regarding any acquisition proposal or inquiry that could lead to an acquisition proposal, or accept any acquisition proposal. The No-Shop Agreement also required the Company to inform Parent of the terms of any acquisition proposal, or any inquiry or offer that could lead to an acquisition proposal, that the Company received.

From December 18, 2009 through January 20, 2010, Trustmark conducted further due diligence on the Company.

On December 20, 2009, Sidley Austin sent a draft Agreement and Plan of Merger (the “Draft Merger Agreement”) to Fredrikson & Byron, P.A. (“Fredrikson”), the Company’s outside legal counsel. From December 20, 2009 through January 20, 2010, Sidley Austin and Fredrikson exchanged comments on, and revised drafts of, the Draft Merger Agreement and, in consultation with Trustmark and the Company and their financial advisors, engaged in negotiations and discussions regarding the provisions of the Draft Merger Agreement.

On December 22, 2009, pursuant to the terms of the No-Shop Agreement, GHF informed JMP that the Company had received an inquiry from a party that had previously submitted an indication of interest in acquiring the Company (“Party A”) and that Party A had informed GHF that it was considering submission of a revised indication of interest and was trying to determine whether it could remove a condition that the Company felt was problematic.

On December 22, 2009, JMP informed GHF that Trustmark desired to extend the No-Shop Agreement beyond January 12, 2010, because it appeared that the information desired by Trustmark in order to enter into a definitive agreement by such date would not be forthcoming in time to meet this deadline. GHF informed Trustmark that the Company had indicated that it could not extend the deadline because the Company Board felt it had a fiduciary duty to consider Party A’s renewed interest in acquiring the Company, and that Party A was attempting to remove the condition that the Company felt was problematic.

On January 8, 2010, representatives from Sidley Austin, Trustmark, Fredrikson, the Company, JMP and GHF attended a meeting in Chicago to further discuss the Draft Merger Agreement and the possibility of extending the expiration date of the No-Shop Agreement. During this meeting, Trustmark reiterated its concerns that it would expend a significant amount of time and resources without the protection of the No-Shop Agreement, particularly since at that time it did not believe it would be in a position to complete its due diligence until the week of January 18, 2010. The parties discussed the possibility of extending the expiration date of the No-Shop Agreement, except that the Company would have the ability to engage in discussions with Party A, with the Company agreeing to Trustmark’s request to reimburse Trustmark’s expenses in the event the Company entered into a definitive agreement with another party under certain circumstances. The parties also expressed the desire to resolve the significant outstanding issues on the Draft Merger Agreement prior to the expiration of the No-Shop Agreement.

Between January 8, 2010 and January 12, 2010, the parties exchanged and negotiated drafts of an extension of the No-Shop Agreement and negotiated the remaining significant issues on the Draft Merger Agreement. With respect to the Draft Merger Agreement, Trustmark agreed to lower the proposed termination fee contained in the Draft Merger Agreement from 4.5% to 3.5% of the aggregate equity value, in response to the Company’s concerns about the amount of the termination fee. In addition, the parties negotiated a more customary “material adverse effect” standard that the Company believed would give it more certainty that a transaction could close, as opposed to the “material adverse effect” definition originally proposed by Trustmark. The parties also negotiated other terms of the Draft Merger Agreement. As a result of these negotiations, the Draft Merger Agreement was in a substantially final form, subject to completion of

Trustmark’s due diligence, resolution of remaining minor issues on the Draft Merger Agreement, and approval of each party’s Board of Directors.

On January 12, 2010, Parent and the Company executed an amendment to the No-Shop Agreement, which provided that the Company and its representatives would not, until 11:59 p.m. on January 20, 2010, directly or indirectly, solicit any inquiries or the making or submission of any acquisition proposal. The amendment did not apply to Party A, except that the Company agreed to promptly advise Parent orally or in writing concerning any price proposal received by Party A, and except for the expense reimbursement provision described below. In addition, the amendment provided that under certain circumstances if on or prior to May 20, 2010, the Company entered into a definitive agreement with respect to, or consummated, an alternative acquisition agreement, the Company would be required to reimburse Trustmark’s expenses incurred in connection with Trustmark’s consideration of a possible acquisition transaction with the Company, up to $1,940,000.

On January 20, 2010, GHF informed JMP that the Company had received a revised indication of interest from Party A with a total equity value of $101 million.

On January 20, 2010, at a special meeting, Trustmark’s Board of Directors approved and adopted the Merger Agreement. Following this meeting, a representative of Trustmark informed Mr. Lehman that Trustmark’s Board had approved a transaction on the same financial terms proposed by Trustmark on December 17, 2009 and under a Merger Agreement on the terms and conditions negotiated between the Company and Trustmark in the prior weeks. On the same day, Trustmark communicated to the Company and GHF that it received approval from the Illinois Department of Insurance of the transactions contemplated by the Merger Agreement.

Later on January 20, 2010, the Company informed Trustmark that the Company Board and a special committee of disinterested directors of the Company Board had approved the Merger Agreement, and the Company and Trustmark executed the Merger Agreement.

On the morning of January 21, 2010, the Company and Trustmark announced the execution of the Merger Agreement.

11.	The Merger Agreement.

The following are summaries of the material provisions of the Merger Agreement. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8 — “Certain Information Concerning the Purchaser, Parent and Trustmark” above. For a complete understanding of the Merger Agreement, holders of Shares are encouraged to read the full text of the agreement.

The Offer.  The obligations of the Purchaser to accept for payment and pay for Shares validly tendered pursuant to the Offer are subject to the satisfaction of the Offer Conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Purchaser expressly reserves the right (in its sole discretion) to waive, in whole or in part, any Offer Condition or modify the terms and conditions of the Offer consistent with the terms of the Merger Agreement, except that, without the prior written consent of the Company, the Purchaser may not (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) reduce the number of Shares to be purchased in the Offer, (iv) waive or change the Minimum Condition, (v) add to the Offer Conditions or modify them in a manner adverse to the holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) modify any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or (viii) abandon or terminate the Offer, except as permitted by the Merger Agreement.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described below), together with all Shares, if any, then owned by Parent or its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined below)).

The Merger Agreement provides that the Purchaser may extend the Offer, and that the Company, upon written request, may require the Purchaser to extend the Offer, for one or more additional consecutive periods of up to 20 business days per extension (the specific number of business days to be determined by Parent), if at any then scheduled expiration of the Offer any of the Offer Conditions have not been satisfied or waived. In addition, we must extend the Offer for any period or periods required by any applicable rule, regulation, interpretation or position of the SEC (or its staff). The Purchaser will not, however, be required to extend the Offer beyond the date that is 150 calendar days after commencement of the Offer (the “Outside Date”).

The Merger Agreement further provides that the Purchaser may, in its sole discretion, provide one or more Subsequent Offering Periods after the expiration of the Offer, in accordance with Rule 14d-11 under the Exchange Act, if, as of the commencement of each such Subsequent Offering Period, there has not been validly tendered and not validly withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Shares necessary to permit the Merger to be effected without approval of the shareholders of the Company, in accordance with Section 302A.621 of the MBCA. Any Subsequent Offering Period must be at least three business days in length.

Top-Up Option.  The Company granted the Purchaser an irrevocable option (the “Top-Up Option”) to purchase, following the Acceptance Time, at a price per Share equal to the Offer Price, that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares then owned by Parent and the Purchaser at the time of such exercise of the Top-Up Option, would constitute one share more than ninety percent of the total Shares then outstanding (on a fully diluted basis and including the issuance of such Top-Up Shares). The Top-Up Option will not be exercisable unless, immediately after such exercise and the issuance of the Top-Up Shares, Parent, the Purchaser and their respective subsidiaries would own, in the aggregate, at least ninety percent of the outstanding Shares (after giving effect to the issuance of the Top-Up Shares). In no event will the Top-Up Option be exercisable for a number of Shares in excess of the Company’s total authorized and unissued Shares.

The Purchaser may exercise the Top-Up Option once in whole and not in part at any time during the 20 business days immediately following the Acceptance Time, or, if any Subsequent Offering Period is provided, during the 20 business days following the expiration of such Subsequent Offering Period, prior to the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

The Purchaser may pay the Company the aggregate price required to be paid for the Top-Up Shares either, at Parent’s election, (i) entirely in cash, (ii) by issuance of a full-recourse promissory note by the Purchaser, bearing simple interest at five percent per annum and due on the first anniversary of the closing of the purchase of the Top-Up Shares, which promissory note may be prepaid in whole or in part, without premium or penalty, or (iii) a combination of cash and such a promissory note.

The Merger.  The Merger Agreement provides that, at the effective time of the Merger, the Purchaser will be merged with and into the Company, with the Company being the surviving corporation in the Merger (the “Surviving Corporation”). Following the effective time of the Merger, the separate corporate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Parent. The directors of the Purchaser immediately prior to the effective time of the Merger will be the initial directors of the Surviving Corporation until their successors have been duly elected and qualified or until their earlier resignation or removal. The officers of the Company immediately prior to the effective time of the Merger will be the initial officers of the Surviving Corporation until their successors have been duly elected and qualified or until their earlier resignation or removal. Upon the completion of the Merger, the articles of incorporation of the Surviving Corporation will be amended to read as the articles of incorporation attached as Exhibit B to the Merger Agreement. Upon the completion of the Merger, the by-laws of the Surviving Corporation will be amended to read as the by-laws of the Purchaser, as in effect immediately prior to the effective time of the Merger, except that the name of the corporation referenced therein will be “Health Fitness Corporation.”

Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned, directly or indirectly, by Parent or the Purchaser or any of their respective subsidiaries or by the Company or any of its subsidiaries, which will be canceled and will cease to exist, and (ii) Shares owned by the Company’s shareholders who perfect their dissenters’ rights under the MBCA) will be converted into the right to receive $8.78 in cash without any interest and less any required withholding taxes (the “Merger Consideration”), which is the same amount as the Offer Price paid in the Offer.

Stock Options; Unvested Restricted Stock; Warrants.  The Merger Agreement provides that each stock option with respect to the Shares that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation shall pay, and Parent shall cause the Surviving Corporation to pay, to each person who was holding such canceled option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option and (ii) the number of Shares subject to such option. However, if the exercise price per Share under any such option is equal to or greater than the Merger Consideration, then such option shall be canceled without any cash payment being made in respect thereof. Any such payments will be made as soon as practicable following the effective time of the Merger.

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, all unvested restricted stock other than Forfeited Restricted Stock (as defined below) (“Unvested Restricted Stock”) granted under the Company’s equity plans outstanding immediately prior to the effective time of the Merger will vest and will be treated in accordance with the treatment of Shares issued and outstanding at the effective time of the Merger. Each share of unvested restricted stock subject to performance-based vesting for which the performance objectives have not been achieved and which relate to 2007 and 2008 performance periods (the “Forfeited Restricted Stock”) shall be forfeited and canceled and none of the holders thereof shall receive or be entitled to receive any consideration in connection therewith. The Company must, concurrent with or promptly following the execution of the Merger Agreement, take all actions necessary to provide that the Forfeited Restricted Stock is forfeited and canceled immediately prior to the effective time of the Merger and that none of the holders thereof are entitled to receive any consideration in connection therewith.

The Merger Agreement provides that, following the effective time, the Surviving Corporation shall comply with the terms and conditions of each of the Company Warrants, including the requirements of Section 9(b) of each of the Company Warrants. The Company Warrants provide that, following a transaction such as the completion of the Offer, the holders of the Company Warrants will have the right to elect to receive in cash either (i) the excess, if any, of the Offer Price over the exercise price per Share of such Company Warrant, multiplied by the number of Shares subject to such Company Warrant, and (ii) the Black-Scholes value of such Company Warrant pursuant to the terms thereof.

Representations and Warranties.  In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser, including representations relating to: organization; capitalization; authorization of the Merger Agreement; required consents and approvals necessary to complete the transactions contemplated by the Merger Agreement (the “Transactions”); SEC filings and financial statements; absence of undisclosed liabilities; information in the disclosure documents required to be filed by the Company with the SEC or distributed to the Company’s shareholders in connection with the Transactions, including the proxy or information statement and the Schedule 14D-9 (the “Company Disclosure Documents”); information furnished by the Company for use in the Offer documents; absence of certain changes; litigation; compliance with laws; benefit plans; labor matters; environmental matters; taxes; material contracts; insurance; properties; intellectual property; brokers; relationships with customers; Exchange Act Rule 14d-10 matters; exemption of the Merger from takeover statutes; receipt of fairness opinion; affiliate transactions; the Health Insurance Portability and Accountability Act of 1996; and compliance with healthcare laws and regulations.

Parent and the Purchaser have also made customary representations and warranties to the Company, including representations relating to: organization; authorization of the Merger Agreement; required consents and approvals necessary to complete the Transactions; information furnished by Parent or the Purchaser for use in the Company Disclosure Documents; information in the Offer documents; ownership and operations of the Purchaser; sufficient funds; absence of any required shareholder approval; brokers; and absence of interested shareholder status.

The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement (except as to certain indemnification obligations), are subject to limitations agreed upon by the contracting parties, including being qualified by disclosure letters made for the purposes of allocating contractual risk between and among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or the Purchaser or any of their respective subsidiaries or affiliates.

Operating Covenants.  The Company has generally agreed to use its commercially reasonable efforts to conduct its businesses in the ordinary course of business consistent with past practice until the Merger is completed, unless specifically required by the Merger Agreement, required by applicable law or otherwise consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company has also agreed that, subject to the exceptions listed in the previous sentence, it will not, nor will it permit its subsidiaries to, take any of the following actions until the effective time of the Merger:

•	amend the organizational documents of the Company or any of its subsidiaries;

•	adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	issue, grant, deliver, sell, pledge, dispose of or encumber (except for the pledging of shares of capital stock of the subsidiaries of the Company as required by the Company Credit Facility (as defined below)) any (i) shares of capital stock (except pursuant to the exercise of Company stock options or Company Warrants outstanding as of January 20, 2010), (ii) other voting securities of, or equity interests in, the Company or any capital stock or voting securities of, or other equity interests in, any subsidiary of the Company, (iii) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, the Company or any of its subsidiaries, (iv) right to acquire any shares of capital stock or voting securities of, or other equity interests in, the Company or any of its subsidiaries, (v) phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of the Company or any of its subsidiaries or any stock appreciation rights with respect to the capital stock of the Company or any of its subsidiaries or (vi) bonds, debentures, notes or other indebtedness of the Company or any of its subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the shareholders or other equity holders of the Company or any of its subsidiaries may vote;

•	declare, set aside, make or pay dividends;

•	otherwise manage its working capital in a manner other than in the ordinary course of business consistent with past practice;

•	adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercises or similar transactions pursuant to the exercise of Company stock options or Company Warrants outstanding as of January 20, 2010), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter any agreement with respect to the voting of the Company’s (or a subsidiary’s) capital stock or other securities;

•	authorize any capital expenditure in an amount exceeding $100,000 individually or $250,000 in the aggregate;

•	acquire or sell businesses;

•	enter into any material joint venture or partnership;

•	engage in any material related party transactions;

•	(i) make any loans, advances or capital contributions to, or investments in, any other person, (ii) incur any indebtedness for borrowed money or issue any debt securities or (iii) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person;

•	make certain modifications to the Company’s employee compensation and benefits;

•	(i) hire or terminate the employment, or modify the contractual relationship of, any officer, sales personnel or consultant of the Company or any of its subsidiaries or (ii) hire or terminate the employment, or modify the contractual relationship of, any employee (other than an officer or sales personnel) of the Company or any of its subsidiaries, other than hirings or terminations in the ordinary course of business consistent with past practice or as expressly required to comply with the express provisions of customer contracts;

•	implement or adopt changes in its methods of accounting;

•	fail to file any tax return, prepare or file any tax return inconsistent with past practice or make certain changes in its tax elections;

•	pay, discharge, waive, settle, compromise, release or satisfy any claim, liability or obligation in excess of $100,000 individually or $250,000 in the aggregate that is not a material suit, claim, action, proceeding, arbitration, mediation, conciliation, consent decree, audit, or investigation, other than in the ordinary course of business consistent with past practice and other than the satisfaction or performance by the Company and its subsidiaries of their respective obligations in accordance with the applicable terms thereof under contracts in effect on, or permitted to be entered into on or following, January 20, 2010;

•	other than in connection with the ordinary course settlement of disputes with customers, accelerate, discount, factor, reduce, sell (for less than its face value or otherwise), transfer, assign or otherwise dispose of, in full or in part, any accounts receivable owed to the Company or any of its subsidiaries;

•	enter into, renew, modify or consent to a termination of any material contract or waive any material rights under any material contract, except in the ordinary course of business;

•	effectuate a plant closing or mass layoff;

•	create any subsidiary; or

•	agree to take any of the foregoing actions.

Rule 14d-10(d) Matters.  The Merger Agreement requires the Company’s compensation committee to take certain actions to ensure that each agreement, arrangement or understanding entered into by the Company or any of its subsidiaries with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee is approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and that the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act are satisfied.

Proxy Statement; Special Shareholders Meeting.  The Merger Agreement provides that the Company will, if the adoption of the Merger Agreement by the Company’s shareholders is required by applicable law in order to complete the Merger, prepare and file with the SEC a preliminary proxy statement and hold a special meeting of its shareholders for the purpose of considering and adopting the Merger Agreement.

Non-Solicitation of Acquisition Proposals.  The Merger Agreement generally prohibits the Company and its subsidiaries, as well as any of its or their respective representatives, from, directly or indirectly:

•	soliciting, initiating or knowingly encouraging or knowingly inducing or knowingly facilitating the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to an Acquisition Proposal (as defined below);

•	furnishing any information regarding the Company or any of its subsidiaries to any person (other than Parent or its representatives acting in their capacity as such) in connection with or in response to any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	engaging in any discussions or negotiations with respect to any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	approving, endorsing or recommending any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	making or authorizing any statement, recommendation or solicitation in support of any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•	entering into any letter of intent or agreement in principle or any contract in connection with any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal.

However, if the Company receives after the date of the Merger Agreement an unsolicited bona fide written Acquisition Proposal prior to the Acceptance Time that (i) does not result from a breach of the Company’s obligations under the non-solicitation section of the Merger Agreement, (ii) the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below) and (iii) the Company Board determines in good faith (after consultation with its outside counsel) that the failure to take the actions described in the following two bullet points would be inconsistent with its fiduciary duties to the shareholders of the Company (such Acquisition Proposal that meets the requirements described above, a “Qualified Acquisition Proposal”), then, prior to the Acceptance Time, the Company may take the following actions (provided that the Company provides Parent with appropriate details relating to the Acquisition Proposal, as described below in this Section 11):

•	furnish and make available information with respect to the Company and its subsidiaries to the third party making such Acquisition Proposal (subject to a customary confidentiality agreement); and

•	participate in discussions or negotiations with such third party.

Prior to furnishing or making available any such information or participating in any such discussions or negotiations with any such third party, the Company is required to advise Parent in writing of the receipt of such Qualified Acquisition Proposal (including the identity of the third party making or submitting such Qualified Acquisition Proposal) and to provide to Parent any information concerning the Company provided to such third party that was not previously provided to Parent. Additionally, the Company must keep Parent informed of any financial or other material changes in such Qualified Acquisition Proposal including providing Parent copies of any correspondence related thereto and proposed documents to effect such Qualified Acquisition Proposal.

Pursuant to the Merger Agreement, the Company Board may not:

•	(i) withhold, withdraw or qualify (or modify in a manner adverse to Parent) (A) the recommendation of the Company Board recommending that the holders of Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if necessary under applicable Law, adopt the Merger Agreement and approve the Merger and the other Transactions in accordance with the provisions of the MBCA (the “Company Recommendation”), (B) the determination of the Company Board that it is in the best interests of the Company and its shareholders to enter into the Merger Agreement (the “Company Board Determination”) or (C) the approval of the Merger Agreement, the Merger or any of the other Transactions, or (ii) take any action (or permit or authorize the Company or any of its subsidiaries or any of its or their respective representatives to take any action) inconsistent with the Company Board Determination or the Company Recommendation or resolve, agree or propose to take any such actions (each such action set forth in (i) and (ii) being referred to as an “Adverse Recommendation Change”);

•	adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or resolve, agree or propose to take any such Adverse Recommendation Change;

•	cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to an Acquisition Proposal;

•	take any action to render the restrictions on (A) a “control share acquisition” (as defined in Section 302A.011 of the MBCA) set forth in Section 302A.671 of the MBCA or (B) a “business combination” with an “interested shareholder” (each as defined in Section 302A.011 of the MBCA) set forth in Section 302A.673 of the MBCA inapplicable to any transaction included in the definition of Acquisition Proposal or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries; or

•	resolve, propose or agree to do any of the foregoing.

However, at any time prior to the Acceptance Time, if the Company Board determines in good faith (after consultation with outside counsel) that failing to do so would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable law, and the Company and its subsidiaries have not breached their obligations under the non-solicitation section of the Merger Agreement, then, prior to the Acceptance Time, the Company Board may solely in response to a Superior Proposal received on or after January 20, 2010 that has not been withdrawn or abandoned make an Adverse Recommendation Change, in which case the Company Board may terminate the Merger Agreement and enter into a binding alternative acquisition agreement with respect to such Superior Proposal. In the event of such a termination, the Company would be required to pay the Termination Fee to Parent, as described below under “Termination Fee and Expenses.” The Company Board may only take such actions, however, if prior to doing so it (i) notifies Parent of such determination and provides information with respect to such Superior Proposal, (ii) negotiates in good faith with Parent to enable it to make a counteroffer or propose to amend the terms of the Merger Agreement for a period of five business days, and (iii) thereafter, reaffirms its determination that a failure to take such action would be inconsistent with its fiduciary duties and that such Acquisition Proposal continues to constitute a Superior Proposal.

The Company agreed that it will take all actions necessary so that any Adverse Recommendation Change will not change the approval of the Merger Agreement or any other approval of the Company Board or any committee thereof in any respect that would have the effect of causing any of the takeover laws of any state (including Minnesota) or other similar statutes to be applicable to the Transactions, including the Offer and the Merger.

As used in the Merger Agreement, an “Acquisition Proposal” means any proposal or offer (whether or not in writing), with respect to any:

•	merger, consolidation, share exchange, other business combination or similar transaction involving the Company or any of its subsidiaries;

•	sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of the Company or otherwise) of any business or assets of the Company or any of its subsidiaries representing 10% or more of the consolidated revenues, net income or assets of the Company and its subsidiaries, taken as a whole;

•	issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 10% or more of the voting power of the Company;

•	transaction in which the holders of the voting power of the Company immediately prior to such transaction own 90% or less of the voting power of the Company immediately following the transaction;

•	transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the Shares; or

•	any combination of the foregoing,

in each case other than Offer and the Merger.

As used in the Merger Agreement, a “Superior Proposal” means any binding, bona fide written offer made by a third party or group pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the shareholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Shares or substantially all of the assets of the Company and its subsidiaries, taken as a whole, (A) on terms which the Company Board determines in good faith (after consultation with outside counsel and Greene Holcomb & Fisher, or other financial advisor of nationally recognized reputation) to be superior from a financial point of view to the shareholders of the Company to the Offer and the Merger, taking into account all the terms and conditions of such proposal and the Merger Agreement (including the Termination Fee (as defined below) and any changes proposed by Parent to the terms of the Merger Agreement), (B) that the Company Board determines reasonably and in good faith is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer and (C) for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

Employee Benefit Matters.  Under the Merger Agreement, Parent has agreed that, after the effective time of the Merger, the Surviving Corporation will employ the Company’s employees pursuant to terms and conditions established at the discretion of Parent and the Surviving Corporation and its subsidiaries. Parent will give Company employees full credit for their service with the Company for purposes of eligibility and vesting and benefit accruals under any employee benefit plans maintained by Parent, its subsidiaries or the Surviving Corporation. Additionally, after the effective time of the Merger, Parent must cause the Surviving Corporation to continue to maintain, through December 31, 2010, the Company’s existing 401(k) plan and welfare plans or other plans which, in the aggregate, are no less favorable than the Company’s existing 401(k) plan or welfare plans.

Company Stock Options.  The Merger Agreement provides that, concurrent with or promptly following its execution, the Company Board shall adopt such resolutions and take all necessary actions that are necessary (i) to effect the cancellation and payment (if any) in exchange for such Company stock options pursuant to the terms of the Merger Agreement and (ii) to provide that any exercises of Company stock options occurring subsequent to the Acceptance Time and prior to the effective time of the Merger shall be payable only in cash, in each case pursuant to the terms of the applicable equity plan and agreements evidencing the Company stock options. The Merger Agreement requires the Company to, promptly following the taking of such actions, deliver to the holders of Company stock options appropriate notices setting forth such holders’ rights pursuant to the applicable equity plan and the Merger Agreement.

Company Warrants.  The Merger Agreement provides that, concurrent with or promptly following its execution, the Company Board shall adopt any resolutions necessary to provide that any exercises of Company Warrants occurring subsequent to the Acceptance Time (and any other consideration payable to the holders of the Company Warrants with respect thereto after the Acceptance Time) shall be payable only in cash. Additionally, the Company has agreed to, no later than twenty calendar days prior to the expiration date of the Offer, deliver to the holders of Company Warrants appropriate notices (in accordance with the requirements of Section 9(d) of the Company Warrants) setting forth such holders’ rights pursuant to the applicable warrant and the Merger Agreement.

Termination of Company Equity Plans.  The Merger Agreement requires the Company Board to, concurrent with or promptly following the execution of the Merger Agreement, adopt such resolutions and take all necessary actions to provide that any employee, consultant, representative or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company or any of its subsidiaries shall be terminated at or prior to the effective time of the Merger. The Company shall deliver to Parent no later than three business days prior to the closing evidence reasonably satisfactory to Parent of such termination.

Termination of Company Credit Facility.  The Merger Agreement requires the Company to, prior to but effective as of the Acceptance Time, take all necessary actions to terminate that certain Credit Agreement dated August 22, 2003, and as amended through March 24, 2009, between the Company and Wells Fargo Bank, N.A. and the related Revolving Line of Credit Note dated March 24, 2009 between the Company and Wells Fargo Bank, N.A. and request that any liens related thereto be terminated and released effective at or prior to the Acceptance Time (collectively, the “Company Credit Facility”).

Insurance, Indemnification and Exculpation.  Pursuant to the terms of the Merger Agreement, Parent has agreed to, and has agreed to cause the Surviving Corporation to:

•	indemnify and hold harmless each of the Company’s and its subsidiaries’ current and former officers, directors and employees, for six years following the effective time of the Merger, from certain liabilities and costs incurred in connection with actions arising out of the fact that he or she was an officer, director, employee or fiduciary of the Company or any of its subsidiaries prior to the effective time of the Merger;

•	maintain all indemnification and exculpation rights under the Company’s organizational documents and indemnification agreements for six years following the effective time of the Merger; and

•	either (i) maintain for six years following the effective time of the Merger, for the persons who, as of January 20, 2010 are covered by the Company’s and its subsidiaries’ directors and officers liability insurance policy, directors and officers’ liability insurance with terms and conditions at least as favorable as provided in the Company’s and its subsidiaries’ policies as of January 20, 2010 or (ii) obtain a “tail” insurance policy for the persons covered by the Company’s and its subsidiaries’ existing directors’ and officers’ insurance policies covering a period of at least six years following the effective time of the Merger with annual premiums not in excess of 200% of the annual premium for the directors’ and officers’ insurance policies for the Company’s and its subsidiaries’ current fiscal year.

Obligations to Cause Merger to Occur.  The Merger Agreement requires each of the Company, Parent and the Purchaser to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to complete the Transactions as promptly as practicable. Each of the Company, Parent and the Purchaser is required to make, if required, appropriate filings under antitrust laws, including the HSR Act, with respect to the Transactions as promptly as practicable and in no event later than seven business days of the date of the Merger Agreement and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

The Merger Agreement generally requires each of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to use its reasonable best efforts to cooperate with respect to filings and investigations, to keep each other reasonably informed of certain communication with the Federal Trade

Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or other governmental entities or private parties regarding the Transactions, and to permit each other to review communications given by it to such parties. Parent, the Purchaser and the Company have also agreed to use their reasonable best efforts to resolve any objections asserted with respect to the Transactions under any antitrust law by the FTC, DOJ or any other governmental entity or private party so as to permit completion of the Transactions. Parent and the Purchaser have further agreed that if any governmental entity enjoins or otherwise prevents the completion of the Offer or the Merger, or if any other administrative or judicial action is instituted that challenges, or seeks to prohibit, prevent or restrict the completion of the Offer, the Merger or any other transaction or agreement contemplated by the Merger Agreement, then Parent and the Purchaser will use reasonable best efforts to have such action vacated and will defend any such action.

Directors.  The Merger Agreement provides that, promptly upon payment by the Purchaser for Shares representing at least such number of Shares as shall satisfy the Minimum Condition (the “Election Time”), and at all times thereafter, Parent will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and the Purchaser (including Shares so accepted for payment pursuant to the Offer and any Top-Up Shares) bears to the total number of Shares then outstanding (disregarding any outstanding Company stock options, Company Warrants or any other rights to acquire Shares). Upon Parent’s request, the Company is required to promptly (and in any event no later than one business day after such request by Parent) (i) take all such actions as are necessary or desirable to appoint to the Company Board the individuals so designated by Parent, including promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by action of the Company Board and by the amendment of the bylaws of the Company, if necessary) and/or promptly seeking the resignations of such number of incumbent directors as is necessary or desirable to enable Parent’s designees to be elected to the Company Board and (ii) cause Parent’s designees to be elected to the Company Board. The Company is also required, upon Parent’s request at any time after the Election Time, to use reasonable best efforts to cause persons elected or designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (A) each committee of the Company Board (including, without limitation, the audit committee), (B) the board of directors of each subsidiary of the Company and (C) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law. In the event that Parent’s designees are elected or appointed to the Company Board pursuant to the Merger Agreement then, until the effective time of the Merger, the Company must use reasonable best efforts to cause the Company Board to maintain at least three directors who are members of the Company Board on January 20, 2010 and who are independent for purposes of Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex (the “Independent Directors”) and are eligible to serve on the Company’s audit committee under the rules of the Exchange Act and the NYSE Amex, and at least one of whom is an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto. Parent currently expects to so designate individuals to the Company Board and its committees and the boards of directors (and committees thereof) of the subsidiaries of the Company.

The Merger Agreement further provides that, if Parent’s designees constitute a majority of the Company Board prior to the effective time of the Merger, then the affirmative vote of a majority of the Independent Directors shall be required for the Company (i) to amend or terminate the Merger Agreement or (ii) to extend the time of performance of, or waive, any of the obligations or other acts of Parent or the Purchaser under the Merger Agreement, if such amendment, termination, extension or waiver would reasonably be expected to have an adverse effect on any holders of Shares other than Parent or the Purchaser.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to complete the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver of the following conditions:

•	the acceptance by the Purchaser for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any Subsequent Offering Period);

•	the expiration or termination of the applicable waiting period (and any extension thereof) under the HSR Act or other applicable antitrust laws in respect of the Transactions;

•	if required under applicable law, the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the outstanding Shares;

•	the absence of any order, decree, injunction or ruling or action by any governmental entity enjoining or otherwise preventing the completion of the Merger;

•	the absence of any applicable law that prohibits or makes illegal the completion of the Merger; and

•	the Merger Agreement shall not have been terminated in accordance with its terms.

Termination.  The Merger Agreement may be terminated by mutual written consent of Parent and the Company at any time. Additionally, either Parent or the Company may terminate the Merger Agreement:

•	if any court of competent jurisdiction or other governmental entity enjoins or otherwise prohibits any of the transactions contemplated by the Merger Agreement, and such action becomes final and nonappealable; provided, that no party shall have the right to terminate the Merger Agreement pursuant to this provision unless such party shall have in all material respects complied with its obligations to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or take other action required by the Merger Agreement (but subject to the limitations therein); or

•	if the Acceptance Time has not occurred on or before the Outside Date; provided, the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party whose material breach of any representation or warranty, or failure to perform in any material respect any covenant or agreement set forth in the Merger Agreement has been the principal cause of, or resulted in, the Acceptance Time not having occurred on or before the Outside Date.

Parent may terminate the Merger Agreement at any time prior to the Acceptance Time if:

•	the representations or warranties of the Company are untrue or inaccurate as of the date of the Merger Agreement or become untrue or inaccurate, or if the Company breaches any of its covenants, only if such untruth, inaccuracy, breach or failure has caused the failure to satisfy any condition to the Merger (as described above in “Conditions to the Merger”) or any Offer Condition, and, if curable, such breach is not cured within 15 calendar days after written notice to the Company (or, if less, the number of calendar days remaining until the Outside Date) (although Parent may not terminate the Merger Agreement pursuant to this provision if Parent or the Purchaser is then in material breach of any of its covenants or agreements set forth in the Merger Agreement);

•	after January 20, 2010, the Company Board or any committee thereof shall have:

—	effected or permitted an Adverse Recommendation Change (whether or not permitted to do so under the terms of the Merger Agreement);

—	approved, endorsed, declared advisable or recommended to the Company’s shareholders an Acquisition Proposal other than the Offer or the Merger;

—	failed to publicly reaffirm its recommendation of the Merger Agreement within three business days following receipt of a written request by Parent to provide such reaffirmation following the public announcement of an Acquisition Proposal;

—	failed to include in the Schedule 14D-9, or withdrawn, withheld or failed to grant its consent to the inclusion in the Offer documents of, the Company Board Determination or the Company Recommendation; or

—	failed to recommend against a competing tender offer or exchange offer for ten percent or more of the outstanding capital stock of the Company within five business days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders); or

•	the Company breaches its obligations under the non-solicitation section of the Merger Agreement in any material respect.

The Company may terminate the Merger Agreement at any time prior to the Acceptance Time if:

•	the representations or warranties of Parent and the Purchaser are untrue or inaccurate as of the date of the Merger Agreement or become untrue or inaccurate, or if Parent and the Purchaser breach any of their respective covenants, such that any condition to the Merger (as described above in “Conditions to the Merger”) would not be satisfied and, if curable, such breach is not cured within fifteen calendar days after written notice to Parent and the Purchaser (or, if less, the number of calendar days remaining until the Outside Date) (although the Company may not terminate the Merger Agreement pursuant to this provision if it is then in material breach of any of its covenants or agreements set forth in the Merger Agreement); or

•	in order to enter into a definitive agreement to effect a Superior Proposal, if the Company has complied with its obligations under the non-solicitation section of the Merger Agreement and enters such definitive agreement concurrently with such termination and pays the Termination Fee (as defined below) in accordance with the procedures and within the time periods described below in “Termination Fee.”

Termination Fee and Expenses.  The Company will be required to pay a termination fee of $3,395,000 (the “Termination Fee”) to Parent in connection with the termination of the Merger Agreement under the following circumstances:

•	the Merger Agreement is terminated by Parent for any of the reasons set forth in the fourth bullet point listed beneath “Termination”;

•	the Merger Agreement is terminated by Parent due to the Company’s breach of its obligations under the non-solicitation section of the Merger Agreement in any material respect; or

•	the Merger Agreement is terminated by the Company in order to enter into a definitive agreement to effect a Superior Proposal.

Additionally, if an Acquisition Proposal or intention to make an Acquisition Proposal is made directly to the Company’s shareholders, otherwise publicly disclosed or otherwise communicated to senior management of the Company, the Company Board or a committee thereof, and the Merger Agreement is thereafter terminated:

•	by the Company or Parent if the Acceptance Time has not occurred on or before the Outside Date (other than if the sole reason the Acceptance Time has not occurred by the Outside Date is because one or more of the Offer Conditions set forth below in paragraphs (b) (other than if the failure to satisfy such condition was caused solely by the Company’s breach of the Merger Agreement), (c) or (d) of Section 15 — “Certain Conditions of the Offer” has not been satisfied or waived prior to the Outside Date) or

•	by Parent if any of the representations and warranties of the Company are incurably untrue or incurably inaccurate or the Company incurably breached or incurably failed to perform any of its covenants, in each case such that any condition to the Merger (as described above in “Conditions to the Merger”) or any Offer Condition would not be satisfied, then the Company will be required to reimburse Parent for its reasonable expenses. Such expense reimbursement will be limited to $1,940,000. If concurrently with or within twelve months after the date of any such termination, (i) the Company enters into a definitive agreement with respect to, or the Company Board or any committee thereof recommends to the Company’s shareholders, an Acquisition Proposal or (ii) an Acquisition Proposal is completed, then the Company will be required to pay the Termination Fee, less the amount of expenses previously paid.

For purposes of this “Termination Fee” description, “Acquisition Proposal” has the meaning ascribed thereto above under “Non-Solicitation of Acquisition Proposals,” except that references to “10%” shall be replaced by “50%” and references to “90%” shall be replaced by references to “50%.”

Amendments.  The Merger Agreement may be amended, modified or supplemented by action taken or authorized by written agreement of the parties thereto (by action taken by their respective boards of directors, if required) at any time prior to the effective time of the Merger, whether before or after the adoption and approval of the Merger Agreement and the Merger by the holders of at least a majority of the outstanding stock of the Company entitled to vote thereon (the “Company Shareholder Approval”). However, (a) after the Acceptance Time, no amendment shall be made that decreases the Merger Consideration and (b) after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. The Merger Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment thereto, signed on behalf of each of the parties in interest at the time of the amendment.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to complete the Merger as soon as practicable after the acquisition of Shares in the Offer.

Statutory Requirements.  In general, under the MBCA, a merger of two Minnesota corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the approval of such agreement by the shareholders of each corporation by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote on that matter, unless otherwise provided for in that corporation’s articles of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of the Company’s shareholders representing at least a majority of all outstanding Shares is required in order to approve and adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon completion of the Offer, the Purchaser would own a number of Shares sufficient to enable it to satisfy the shareholder approval requirement to approve the Merger.

The MBCA also provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, the parent corporation can effect a short-form merger with the subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser may, and intends to, effect the Merger without prior notice to, or any action by, any other shareholder of the Company.

Plans for the Company.  It is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Parent and Trustmark will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing with a view to optimizing development of the Company’s potential in conjunction with the existing business of Parent and Trustmark.

The Purchaser, Parent and Trustmark have no present plans, proposals or negotiations that relate to or would result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s dividend policy or (iv) any other material change in the Company’s corporate structure or business.

Dissenters’ Rights.  No rights to seek to obtain the “fair value” of their Shares are available to the Company’s shareholders in connection with the Offer. However, if the Merger is consummated, a shareholder of the Company who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash, plus interest, less any required withholding taxes, to dissenting shareholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, the Company may argue in such a judicial proceeding that, for purposes of that proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Under Subdivision 4 of Section 302A.471 of the MBCA, a Company shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless the adoption or consummation was fraudulent with respect to that shareholder or the Company.

Any Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who has not voted these Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to these Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason the right to exercise these dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only those rights granted by Sections 302A.471 and 302A.473 of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to that shareholder’s Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) these dissenters’ rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, the holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding taxes, upon surrender of the Share Certificate or Share Certificates formerly representing the dissenting Shares.

The preservation and exercise of dissenters’ rights requires strict adherence to the applicable provisions of the MBCA. Failure to fully and precisely follow the steps required by Sections 302A.471 and 302A.473 of the MBCA for the perfection of dissenters’ rights will result in the loss of those rights. The foregoing summary of the rights of dissenting shareholders under the MBCA is not a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available under the MBCA and is qualified in its entirety by reference to the MBCA.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed before these shareholders have to take any action relating to dissenters’ rights.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the completion of the Offer and, in the Merger, shareholders will receive the same price per Share as that paid in the Offer.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser and Parent. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Listing.  The Shares are listed on the NYSE Amex. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing on the NYSE Amex. The rules of the NYSE establish certain criteria that, if not met, could lead to the discontinuance of listing of the Shares from the NYSE Amex. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares would be adversely affected.

Following the completion of the Offer, it is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock listings, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE Amex. After completion of the Offer, the Purchaser, Parent and Trustmark currently intend to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that from and after January 20, 2010 until the effective time of the Merger, except (i) as required by the Merger Agreement, (ii) as disclosed in the Company’s disclosure letter to the Merger Agreement, (iii) as required by applicable law or (iv) if Parent provides its consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its subsidiaries to, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (except for any dividend or distribution by a subsidiary of the Company to the Company or to other subsidiaries).

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

Subject to the Merger Agreement and any applicable rules and regulations of the SEC, the Purchaser (i) will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer and (ii) may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer as to Shares not then paid for, if, immediately prior to the expiration of the Offer (as the same shall be extended from time to time pursuant to the terms of the Merger Agreement), any of the following conditions exists or has occurred and is continuing:

(a) there has not been validly tendered and not validly withdrawn a number of Shares which, together with the Shares, if any, then owned by Parent and its subsidiaries, would represent at least a majority of the Shares then outstanding on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option) (the “Minimum Condition”);

(b) any waiting period (and any extension thereof) under the HSR Act or other applicable antitrust laws in respect of the Transactions has not expired or terminated;

(c) there is pending any suit, action or proceeding by any governmental entity, or any governmental entity has indicated in writing to the Company or any of its subsidiaries that such governmental entity intends to initiate, pursue or participate in any suit, action or proceeding, (i) challenging the acquisition by Parent or the Purchaser of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or any other material transaction contemplated by the Merger Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company and its subsidiaries (taken as a whole) or Parent and its subsidiaries (taken as a whole), or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries (taken as a whole) or Parent and its subsidiaries (taken as a whole) as a result of the Offer, the Merger or any other transaction contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company, or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries (taken as a whole) after the effective time of the Merger;

(d) any applicable law shall be enacted, entered, enforced, promulgated, amended, issued or in effect with respect to, or approval withheld with respect to, Parent, the Company, or any of their respective subsidiaries or the Offer, the Merger or the other transactions contemplated by the Merger Agreement, that results, directly or indirectly, in any of the consequences referred to in paragraph (c) above;

(e) (i) any of the representations and warranties of the Company contained in Section 4.2(b) and/or 4.2(g) (Capital Stock) of the Merger Agreement shall not be true and correct in all respects at and as of and immediately prior to the expiration of the Offer as if made at and as of such time or, if any such representation or warranty is made only as of an earlier specified date, shall not be true and correct in all respects at and as of such earlier specified date, other than failures to be true or correct which, individually or in the aggregate, would result in payments by, or involve indebtedness of, any of Parent, the Company and/or any of their respective subsidiaries of less than $100,000, or (ii) any of the representations and warranties of the Company contained in the Merger Agreement other than those described in clause (i) shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time, or if any such representation or warranty is made only as of an earlier specified date shall not be true and correct at and as of such earlier specified date, unless in all instances the failure of any such representations or warranties of the Company described in this clause (ii) to be true and correct, including the circumstances giving rise to such failure to be true and correct, considered individually or in the aggregate with all other such failures, has not had, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties in the context of this subparagraph, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded);

(f) the Company shall have breached in any material respect and not cured any of its obligations under the Merger Agreement, and the cure period for any such obligations shall have lapsed;

(g) any event, change, circumstance, effect, state of facts or development shall have occurred after the date of the Merger Agreement that, individually or in the aggregate with all other such events, changes, circumstances, effects, states of facts or developments, has, or would reasonably be expected to have a Material Adverse Effect;

(h) the Company shall have failed to deliver to Parent a certificate signed by an executive officer of the Company certifying that none of the conditions specified in paragraphs (e), (f) and (g) above has occurred;

(i) (i) an Adverse Recommendation Change shall have occurred, or (ii) the Company Board, any committee thereof or the Company shall have caused or permitted the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to an Acquisition Proposal or taken any action to render the restrictions on (A) a “control share acquisition” (as defined in Section 302A.011 of the MBCA) set forth in Section 302A.671 of the MBCA or (B) a “business combination” with an “interested shareholder” (each as defined in Section 302A.011 of the MBCA) set forth in Section 302A.673 of the MBCA inapplicable to any transaction included in the definition of Acquisition Proposal or granted any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Acquired Companies, or resolved, agreed or proposed to take any such actions; or

(j) the Merger Agreement shall have terminated in accordance with its terms. See Section 11 — “The Merger Agreement” for a description of the termination provisions of the Merger Agreement.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the foregoing conditions (except for the Minimum Condition) are: (1) for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to such condition and (2) may be waived by Parent and the Purchaser, in whole or in part, at any time and from time to time, in their reasonable discretion.

As used in the Merger Agreement, “Material Adverse Effect” means any event, change, circumstance, effect or state of facts that, either individually or in the aggregate, and whether or not a breach of any representation or warranty contained in the Merger Agreement, is materially adverse to the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that to the extent any event, change, circumstance, effect or state of facts is caused by or results from any of the following, it shall not be taken into account in determining whether there has been a “Material Adverse Effect”: (1) general changes, trends or developments in any of the industries in which the Company or any of its subsidiaries operates; (2) changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets; (3) international calamity directly or indirectly involving the United States, national calamity, an act of war (whether or not declared), sabotage, terrorism, military actions or the escalation thereof, natural disaster, an act of God or other force majeure events; (4) changes in any applicable laws or generally accepted accounting principles (but in the case of each of clauses (1) through (4) above, only to the extent such event has not and does not, individually or in the aggregate, disproportionately impact the Company and its subsidiaries relative to other participants in the business-to-business fitness management services and business-to-business health management services industries); (5) changes in the market price or trading volume of the Company’s common stock (provided that the events, changes, circumstances, effects and states of facts underlying any such changes and any other results thereof shall not be excluded in determining whether there has been a Material Adverse Effect, unless otherwise excluded by any one or more of clauses (1) through (4), inclusive, or clauses (6) through (9), inclusive, of this paragraph); (6) any failure by the Company or any subsidiary to meet any estimates or expectations of the Company’s or such subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its subsidiaries to meet its own internal or published projections, budgets, plans or forecasts of its revenues, earnings, cash flows or other financial performance or results of operations (provided that the events, changes, circumstances, effects and states of facts underlying any such failures and any other results thereof shall not be excluded in determining whether there has been a Material Adverse Effect, unless otherwise excluded by any one or more of clauses (1) through (5), inclusive, or clauses (7) through (9), inclusive, of this paragraph); (7) any actions taken (or omitted to be taken) at the written request of or consented to in writing by Parent, the Purchaser or their affiliates or representatives (other than actions contemplated by the Merger Agreement); (8) any increase in the cost or availability of financing to Parent or the Purchaser; or (9) any events, changes, circumstances, effects or states of facts that are directly attributable to the announcement of the execution of the Merger Agreement with Parent as opposed to any other person or the performance of the Merger Agreement and the transactions contemplated hereby (it being understood that nothing contained in this clause (9) shall be deemed to limit Parent’s ability to consider any events, changes, circumstances, effects and/or states of facts with respect to customers of the Company or any of its subsidiaries in determining whether there has been a Material Adverse Effect). For the avoidance of doubt, references to the defined term “Material Adverse Effect” herein shall always include the exceptions described in clauses (1) through (9) above, inclusive. The Merger Agreement provides that the termination, nonrenewal or modification of a certain customer contract described in response to the Company’s representation in Section 4.19(b) of the Merger Agreement will not, in and of itself, be deemed to constitute a Material Adverse Effect.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Statutes.  A number of states (including Minnesota, where the Company is incorporated) have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted these laws. To the extent that these state takeover statutes (other than the Minnesota laws described above) purport to apply to the Offer or the Merger, Parent and the Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws including, but not limited to, the Minnesota Control Share Acquisition Act (the “Control Share Acquisition Act”) and the Minnesota Business Combination Act (the “Combination Act”). The Company has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions contemplated thereby so that these laws do not affect the ability of Parent and the Purchaser to consummate the Offer or the Merger.

Minnesota Control Share Acquisition Act.  The Company is currently subject to the Control Share Acquisition Act under MBCA Section 302A.671, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. These provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under MBCA Section 302A.673, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. The Company’s articles of incorporation and bylaws do not exclude the Company from the restrictions imposed by the Control Share Acquisition Act. However, prior to the execution of the Merger Agreement, a committee composed solely of disinterested members of the Company

Board approved the Offer and the Merger for purposes of the Control Share Acquisition Act. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the Minimum Condition is satisfied, the Offer is not subject to the Control Share Acquisition Act under MBCA Section 302A.671.

Minnesota Business Combination Act.  The Company is currently subject to the Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Prior to the execution of the Merger Agreement, a committee composed solely of the Company’s disinterested directors approved the Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent Merger for the purposes of the Combination Act. Therefore, the restrictions of the Combination Act do not apply to the Offer or the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.

“Fair Price” Provision.  MBCA Section 302A.675 provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (i) are not, nor have been in the preceding five years, officers or directors of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors who were directors at that time. Because (i) a committee of the Company Board comprised solely of disinterested directors approved the Purchaser’s acquisition of Shares pursuant to the Offer and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer, and (ii) the Merger Consideration will be equal to the Offer Price, the restrictions of MBCA Section 302A.675 do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.

Takeover Disclosure Statute.  The Minnesota Takeover Disclosure Law (the “Takeover Disclosure Statute”), Minnesota Statutes Sections 80B.01-80B.13, by its terms requires the filing of a registration statement (the “Minnesota Registration Statement”) with specified disclosures with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any tender offer for shares of a corporation, such as the Company, that (i) owns and controls assets in Minnesota having a fair market value of at least $1,000,000 and (ii) has a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. The Purchaser will file a registration statement with the Commissioner on the date of this Offer to Purchase or shortly thereafter. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner will review the Minnesota Registration Statement for the adequacy of disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of the filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If this summary suspension occurs, the Commissioner must hold a hearing within 10 calendar days of the summary suspension to determine whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action to suspend the effectiveness of the Offer, this action may have the effect of significantly delaying the Offer. In filing the Minnesota Registration Statement, the Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statute are applicable, valid, enforceable or constitutional.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

United States Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until certain information and documentary material has been furnished for review by the FTC and the DOJ and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the DOJ, unless the waiting period is earlier terminated by the FTC and the DOJ. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the DOJ in connection with the purchase of Shares in the Offer and the Merger on or about January 26, 2010, and, if filed on such date, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about February 10, 2010, unless earlier terminated by the FTC and the DOJ, or Parent receives a request for additional information or documentary material before that time. If within the 15-calendar-day waiting period either the FTC or the DOJ requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information or documentary material is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the DOJ may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the DOJ may scrutinize the legality under the antitrust laws of proposed transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by the Purchaser, the FTC or the DOJ could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Foreign Laws.  The Company and certain of its subsidiaries conduct business in Canada. Parent and the Company believe that, in light of the Company’s limited Canadian operations and revenues attributable thereto, no antitrust filing or approval in Canada is necessary in connection with the completion of the Offer or the Merger.

If any such laws are applicable or any foreign governmental entity takes an action before the completion of the Offer, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Fees and Expenses.

JMP Securities LLC (“JMP Securities”) is acting as Dealer Manager in connection with the Offer, for which services JMP Securities will receive customary compensation. Parent and the Purchaser have agreed to reimburse JMP Securities for reasonable costs and expenses incurred in connection with JMP Securities’ engagement, and to indemnify JMP Securities and certain related parties against specified liabilities. In the ordinary course of JMP Securities’ businesses, JMP Securities and its affiliates may actively trade or hold securities or loans of Parent and the Company for its own account or for the accounts of customers and, accordingly, JMP Securities or its affiliates may at any time hold long or short positions in these securities or loans. JMP Securities is also acting as financial advisor to Parent in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, for which services JMP Securities will receive customary compensation.

Parent and the Purchaser have retained Georgeson Inc. to act as the Information Agent and Wells Fargo Shareowner Services to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, commercial bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary, the Information Agent or the Dealer Manager for the purpose of the Offer.

Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning the Company” above.

Trustco Minnesota, Inc.

January 26, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF THE PURCHASER, PARENT AND TRUSTMARK

The name, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of the Purchaser, Parent and Trustmark are set forth below. The business address of each director and executive officer of the Purchaser, Parent and Trustmark is 400 Field Drive, Lake Forest, Illinois 60045. The business telephone of each director and executive officer of the Purchaser, Parent and Trustmark is (847) 615-1500. All of the individuals listed below are citizens of the United States of America.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

J. Grover Thomas Jr.	Chairman of the Board of Directors of Trustmark
J. Grover Thomas Jr., 65, has been in the insurance industry for more than 30 years. From 2000 through 2005, Mr. Thomas was the Chief Executive Officer of Trustmark. In 2005, he was elected Chairman of the Trustmark board. Mr. Thomas is the Past Chairman of America’s Health Insurance Plans, the principal policy-making body of the health insurance industry, and the Medical Information Bureau Group, Inc. He is also on the board of directors of USHealth Group, is a trustee of the Actuarial Foundation and the Georgia State University Foundation, and is Chairman of Freedom from Hunger. A native of Kingman, Arizona, Mr. Thomas holds a B.A. in Business Administration from Briar Cliff University and a M.B.A. from Georgia State University, where he was the recipient of the Distinguished Alumni Achievement Award in 1997. He is also a former president of Georgia State’s Alumni Association.
Frederick L. Blackmon	Director of Trustmark
Frederick L. Blackmon, 57, retired in 2003 as Chief Financial Officer of Zurich Kemper Life Insurance, an insurance company he joined in 1995. From 1989 through 1995, he served as the Chief Financial Officer of Alexander Hamilton Life Insurance. In 2005, Mr. Blackmon was elected to the board of directors of both Pacific Select Funds and Pacific Life Funds, on which he continues to serve. A native of Detroit, Michigan, Mr. Blackmon holds a B.A. in Economics and English from the University of Michigan, and a M.B.A. with concentrations in Finance and Accounting from the University of Chicago.
John A. Clymer	Director of Trustmark
John A. Clymer, 61, oversees the Office of Strategy Management at The Marvin Companies, a door and window manufacturer he joined in 2008. Prior to 2008, Mr. Clymer was a self-employed Financial and Investment Advisor from 2006 through 2008, and an Investment Analyst with Charles Schwab, an investment service provider, from 2001 through 2006. Mr. Clymer serves on the board of directors for Hudson Medical Center, the YMCA Retirement Fund and the Marvin Companies, and is on the Investment Committees for the St. Paul Foundation, St. Olaf College, Mardag Foundation, and the St. Paul YMCA. A native of Milwaukee, Wisconsin, Mr. Clymer holds a B.S. in Engineering from the University of Wisconsin-Milwaukee and a M.B.A. from the University of Wisconsin.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Peter F. Drake	Director of Trustmark
Peter F. Drake, 56, is the Managing Partner of Mayflower Partners, LLC, a financial advisory firm he joined in 2002. He is also the Co-Founder and General Partner of Vector Fund Management, a venture capital firm. Mr. Drake serves on the board of directors of Rodman & Renshaw Capital Group Inc., Penwest Pharmaceuticals and Cortex Pharmaceuticals Inc., and on the Bowdoin College board of trustees. A native of St. Louis, Missouri, Mr. Drake holds an A.B. in Biology from Bowdoin College, a Ph.D. in Neurobiology and Biochemistry from Bryn Mawr College and a C.B.A. from the University of Pennsylvania Wharton School of Business.
W. James MacGinnitie	Director of Trustmark
W. James MacGinnitie, 71, has been an Independent Actuary and Consultant since 1999. Prior to 1999, he was a Partner at Ernst & Young, LLP from 1994 through 1997, and was the Chief Financial Officer of CNA Financial from 1997 through 1999. Mr. MacGinnitie serves on the board of directors of RenaissanceRe Holdings, Ltd. and NORCAL Mutual Insurance Company, and on the board of trustees of The Actuarial Foundation. A native of Fort Wayne, Indiana, Mr. MacGinnitie holds a Ph.B. from Northwestern University.
David M. McDonough	Chief Executive Officer of Trustmark and Parent; President and Chief Executive Officer of the Purchaser; Director of Trustmark, Parent and the Purchaser
David M. McDonough, 57, has 30 years of marketing, financial services and risk management experience. Prior to being named Chief Executive Officer of Trustmark in 2005, Mr. McDonough served as President and Chief Operating Officer of Trustmark, where he had direct responsibility for the company businesses, including CoreSource, Trustmark Group Benefits, Starmark, Trustmark Voluntary Benefit Solutions and Trustmark Affinity Markets. Previously, McDonough served as Executive Vice President and Chief Operating Officer of Milwaukee-based Assurant Health. Mr. McDonough is currently a member of the board of directors of the Illinois Life Insurance Council, America’s Health Insurance Plans and the Lake Forest Graduate School of Management. A native of Hartford, Connecticut, Mr. McDonough holds a B.S. in Marketing from Central Connecticut State University, a M.S.B.A. from the University of Massachusetts at Amherst and a M.A. in Economics from Trinity College.
John B. Scott	Director of Trustmark
John B. Scott, 65, retired from his position as Chairman, President and Chief Executive Officer of Zurich Kemper Life Insurance Companies in 2000. He serves on the board of directors of Capital Synergies, Inc. and NaviSys, Inc., and is the Chairman of the board of regents of the University of the South. A native of St. Louis, Missouri, Mr. Scott holds a B.A. in English from the University of the South and a M.B.A. in Finance from Loyola University.
Lynn Shapiro Snyder	Director of Trustmark Lynn S. Snyder, 53, is a Senior Member of the Health Care and Life Sciences Practice at Epstein Becker & Green, P.C., a Washington, D.C.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

law firm she joined in 1979. She is also a member of the advisory board of the Washington Institute for Israel Policy Research, the Academy for International Health Studies, and The Bureau of National Affairs, Inc. Health Care Fraud Report, and is a founder and director of the Women Business Leaders of the U.S. Health Care Industry Foundation®. A native of Plainfield, New Jersey, Ms. Snyder holds a B.A. in Economics from Franklin & Marshall College and a Juris Doctor from George Washington University National Law Center.
David B. Weick	Director of Trustmark
David B. Weick, 53, is the Senior Vice President and Chief Information Officer of McDonald’s Corporation, a food service company he joined in 1997. He is also a member of the board of directors of eMac Digital, LLP and El Valor Corp. and is a trustee on the Food Service Technology Advisory Board. A native of Chicago, Illinois, Mr. Weick holds a B.S. in Computer Science from Northern Illinois University and a M.B.A. from Loyola University.
Peter D. Ziegler	Director of Trustmark
Peter D. Ziegler, 60, retired as Chairman, President and Chief Executive Officer of The Ziegler Companies, Inc. in 2000. Mr. Ziegler currently serves as a member of the board of directors of West Bend Mutual Insurance Co., the Marshfield Clinic, the Southeastern Regional Planning Commission, Blood Center of Wisconsin and Blood Center Research Center, and is the endowment fund advisor to the United Way of Washington County. A native of West Bend, Wisconsin, Mr. Ziegler holds a B.A. in Economics from Ripon College and a M.B.A. from Northwestern University.
Joseph L. Pray	President and Chief Operating Officer of Trustmark and Parent; Director of the Purchaser
Joseph L. Pray, 53, joined Trustmark in 2002 as Vice President — Sales & Marketing, Voluntary Benefit Solutions, and now serves as Trustmark’s President and Chief Operating Officer. Prior to 2002, Mr. Pray worked at Cerulean Companies Inc. and Blue Cross Blue Shield of Georgia from 1992 through 2002. A native of Saginaw, Michigan, Mr. Pray holds a B.S. in Accounting and Data Processing from Ferris State University.
J. Brinke Marcuccilli	Executive Vice President and Chief Financial Officer of Trustmark and Parent; Chief Financial Officer of the Purchaser; Director of Parent and the Purchaser
J. Brinke Marcuccilli, 53, joined Trustmark in 2000 as Senior Vice President. He has been in the insurance industry for more than 25 years, and has previously served as Chief Financial Officer of Fortis Long Term Care, Connecticut Mutual/Mass Mutual and a significant business within the former Providian Corporation. A native of Lexington, Kentucky, Mr. Marcuccilli holds a B.A. in Accounting from the University of Kentucky and completed the Program for Management Development at Harvard Business School. Mr. Marcuccilli, a Certified Public Accountant, is a member of the American Institute of Certified Public Accountants. Mr. Marcuccilli is retiring from his positions with Trustmark, Parent and the Purchaser effective as of March 31, 2010.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Warren R. Schreier	Executive Vice President — Employer Medical, Individual Medical and Consumer Health Advice of Trustmark; Executive Vice President of Parent; Director of Parent and the Purchaser
Warren R. Schreier, 62, has extensive experience in the insurance business, serving Trustmark for more than 40 years. He became Senior Vice President of the Group Benefits division in 1992, of Voluntary Benefits in 1993, of Corporate Administration in 1999, and of Starmark and Affinity Markets in 2005. He was named Executive Vice President, Affinity Markets Group and Starmark in 2007 and Executive Vice President, Employer Medical, Individual Medical and Consumer Health Advice in 2009. A native of Plainview, Nebraska, Mr. Schreier has a B.S. in Business Administration from the University of Illinois and is a graduate of Northwestern University’s Executive Development Program. He holds the insurance designations of Fellow, Life Management Institute, Chartered Life Underwriter and Associate, Academy of Life Underwriting.
Paul J. Lotharius	President and Chief Executive Officer, CoreSource, a subsidiary of Trustmark; Senior Vice President of Parent
Paul J. Lotharius, 46, joined Trustmark in 2002 as the Senior Vice President and Chief Operating Officer of CoreSource, a subsidiary of Trustmark. In 2007, he assumed the role of President and Chief Executive Officer of CoreSource. A native of Milwaukee, Wisconsin, Mr. Lotharius holds a B.S. in Computer Science from Purdue University and a M.B.A. from Butler University.
John K. Anderson	Senior Vice President — Employer Medical of Trustmark; Senior Vice President of Parent
John K. Anderson, 42, joined Trustmark in 1990, and is currently responsible for actuarial and managerial services relating to employer-based insurance as Senior Vice President — Employer Medical. Mr. Anderson is a member of the American Academy of Actuaries and the Society of Actuaries. A native of Oak Lawn, Illinois, Mr. Anderson holds a B.A. in Mathematics from North Park College.
Nancy M. Eckrich	Senior Vice President — Managed Care, Administration, Disability Income/Long Term Care and Individual Medical of Trustmark; Senior Vice President of Parent
Nancy M. Eckrich, 47, joined Trustmark in 1986, became the Assistant Vice President — Individual Health Benefits in 1994, Vice President — Compliance and Communications in 1998 and assumed her current Senior Vice President role in 2004. She is a member of the Chicago Claim Association, the Midwest Claim Association and the Heath Insurance Association of America. A native of Chicago, Illinois, Ms. Eckrich holds a B.S. in Finance from University of Illinois at Chicago, and a M.B.A. from Keller Graduate School.
Jerome H. Hitpas	Senior Vice President and Chief Investment Officer of Trustmark; Senior Vice President of Parent
Jerry Hitpas, 55, joined Trustmark in 1994, and is currently responsible for management of Trustmark’s investment portfolio and retirement plan as the Senior Vice President and Chief Investment Officer, a position he assumed in 2004. A native of St. Louis, Missouri, Mr. Hitpas holds a

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

B.S. in Accounting from DePaul University and a M.M. in Economics and Finance from Northwestern University Kellogg School of Business.
Sara Lee Keller	Senior Vice President, General Counsel and Secretary of Trustmark and Parent; Secretary of the Purchaser; Director of Parent and the Purchaser
Sara Lee Keller, 53, joined Trustmark as Senior Vice President and General Counsel in 2007. Prior to joining Trustmark, Ms. Keller was a Partner at Freeborn & Peters LLP, a Chicago law firm, from 2005 through 2007, and was the Associate General Counsel of Express Financial Solutions, a division of GE Commercial Finance, from 2001 through 2005. A native of Warsaw, New York, Ms. Keller holds a B.A. in Government from Wells College and a Juris Doctor and LL.M. in Tax from Villanova University. Ms. Keller is a member of the American Bar Association.
Kathie J. Martiné	Senior Vice President — Human Resources and Corporate Communications of Trustmark; Senior Vice President of Parent
Kathie J. Martiné, 59, joined Trustmark as Senior Vice President — Human Resources and Corporate Communications in 2006. Prior to 2006, Ms. Martiné served as the Vice President — Human Resources for Quest International from 1999 through 2006. A native of Chicago, Illinois, Ms. Martiné holds a B.A. in Organizational Development from National Louis University, and completed the Global Consulting Human Resources Partnership Program at the University of Michigan.
Alex N. Moral	Senior Vice President — Voluntary Benefit Solutions of Trustmark
Alex Moral, 53, joined Trustmark in 2006 as Vice President and Actuary — Voluntary Benefit Solutions. In 2010, he assumed his current position as Senior Vice President — Voluntary Benefit Solutions. Prior to 2006, Mr. Moral worked at AIG American General, an insurance and financial services organization, from 2004 through 2006. A native of Manila, Philippines, Mr. Moral holds a B.S. in Mathematics from the University of the Philippines and a M.A. in Actuarial Science from Ball State University.
Steven R. Penny	Senior Vice President and Chief Information Officer of Trustmark; Senior Vice President of Parent
Steven R. Penny, 47, joined Trustmark in 1986 as a Consultant. He became the Assistant Vice President — Corporate Systems in 1995, the Vice President — Information Technology in 2003 and assumed his current position as Senior Vice President and Chief Information Officer in 2005. A native of Evanston, Illinois, Mr. Penny holds a B.A. in Business Administration from Augustana College.
Paul T. Schuster	Treasurer of Parent and the Purchaser
Paul T. Schuster, 47, has served as the Vice President — Corporate Finance and Treasurer of Trustmark since 2001. Prior to 2001, he was Chief Financial Officer of Trustmark’s subsidiary InfoTrust. Mr. Schuster holds a B.A. in Business Administration and an M.B.A. from the University of Chicago. He is a Certified Public Accountant. Mr. Schuster will become the Chief Financial Officer of Trustmark, Parent and the Purchaser as of April 1, 2010.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Philip Goss	Vice President — Finance of Trustmark
Philip Goss, 50, joined Trustmark in 2008 as Vice President — Finance. Prior to 2008, he served as the Chief Financial Officer and Treasurer of Fort Dearborn Life Insurance Company from 2004 through 2005, and the Vice President — Information Strategy of Health Care Service Corporation from 2005 through 2008. A native of Manchester, Connecticut, Mr. Goss holds a B.S. in Accounting from Bryant University and a M.B.A. from Northwestern University Kellogg School of Management.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Wells Fargo Shareowner Services

If delivering by mail: Wells Fargo Shareowner Services Attn: Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	If delivering by hand or courier: (Until 5:00 P.M. CST on Expiration Date) Wells Fargo Shareowner Services Attn: Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be addressed to the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street — 26th Floor
New York, NY 10038
Banks and Brokers Call: (212) 440-9800
Call Toll Free: (800) 509-1038

The Dealer Manager for the Offer is:

600 Montgomery Street, Suite 1100
San Francisco, CA 94111
Call Toll Free: (877) JMP-3900